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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** AND ENDING **12/31/20**

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Conduent Securities, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

                                                                         FIRM I.D. NO.

450 Lexington Avenue

                                                      (No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randy Applegate (913) 226-1700

                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP

                                      (Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☑ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of Information contained In this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randy Applegate _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Conduent Securities, LLC _____ , as

of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

No Exceptions _____

_____

NOTARY PUBLIC - State of Kansas
KIMBERLY S. LOESCH
My Appt. Exp. 05/06/24

_____
Signature

Interim President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONDUENT SECURITIES, LLC

Report Pursuant to Rule 17a-5
December 31, 2020

(With Report of Independent Registered Public Accounting Firm)

CONDUENT SECURITIES, LLC

Report Pursuant to Rule 17a-5
December 31, 2020

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Financial Statement	3



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
Conduent Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Conduent Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

CohnReznick LLP

New York, New York
February 24, 2021

1

CONDUENT SECURITIES, LLC

Statement of Financial Condition

	December 31, 2020
Assets	
Cash	$ 2,119,210
Segregated cash	225,000
Accrued fees receivable	14,315
Prepaid expenses	11,421
Total assets	$ 2,369,946
Liabilities and Member's Equity	
Accrued expenses	$ 42,250
Total liabilities	42,250
Commitments and contingencies	-
Member's equity:	
Member's contributions	323,626
Accumulated earnings	2,004,070
Total member's equity	2,327,696
Total liabilities and member's equity	$ 2,369,946

See accompanying notes to financial statement.

NOTES TO FINANCIAL STATEMENT

December 31, 2020

(1) Summary of Significant Accounting Policies

(a) Organization

Conduent Securities, LLC (the "Company") is a Delaware Limited Liability Company formed on February 11, 2005, and is engaged in the general business of distributing securities of open-end investment companies on a subscription order basis and providing custodial duties to clients for cash and securities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Conduent Business Services, LLC (the "Parent"), and an indirect wholly-owned subsidiary of Conduent Incorporated ("CNDT").

The Company's continuing membership application was approved by FINRA on June 21, 2010. This approval allows the Company to expand its business to act as introducing broker and to take custody of customer funds. The Company is registered and has the ability to hold custody of customer funds. For the year ended December 31, 2020, the Company held no customer accounts or funds.

(b) Basis in Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts therein. Actual results may differ from these estimates.

(d) Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2020, the Company had no such investments. The Company maintains cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

(e) Segregated Cash

Segregated cash at December 31, 2020, is held in a reserve bank account.

(f) Revenue Recognition

Commissions: Commissions are from 12b-1 fees and include other asset-based fees, and trading commissions. 12b-1 and other asset-based fees are recognized in the period that they are realized since the revenue cannot be accurately predicted at the time the policy becomes effective.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the related agreement; and whether constraints on variable consideration should be applied due to uncertain future events.

Costs to Obtain or Fulfill a Contract with a Customer: Under FASB ASC 606, the incremental costs of obtaining a contract with a customer are required to be capitalized if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. The Company has not incurred material costs to date which meet these conditions. Under FASB ASC 606, costs of this nature, including fees to third-party recruiters and bonuses to employees, would be included in contract acquisition costs, net in the statement of financial condition and would be amortized over the estimated customer relationship period.

(g) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at face amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes the allowance for doubtful accounts by calculating and recording a specified percentage of the individual open receivable balances. Specific allowances are also recorded based on historical experience, analysis of past due accounts, client creditworthiness and other currently available information. Receivable are recorded net of allowance for doubtful accounts. At December 31, 2020, the allowance for doubtful accounts was $0.

(h) Allocated Expenses

The Company receives some of its services from its Parent, which provides the use of its employees, facilities and utilities. Effective on August 13, 2018, the expense sharing agreement with the Company's Parent was amended to remove the obligation of the Company to reimburse the Parent for allocated expenses.

(i) Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accrued fees receivable, prepaid expenses, accrued expenses, due to clearing broker and due to customer, approximate the carrying amounts due to the relatively short maturity of these instruments. None of these instruments are held for trading purposes.

NOTES TO FINANCIAL STATEMENT *(continued)*

(j) Income Taxes

The Company is a single member, limited liability company, which is treated as a disregarded entity for federal tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation. The Parent's ultimate owner, CNDT, files consolidated federal, state, and city tax returns, which include the Company. However, the Parent does not allocate any tax expense or tax benefit to the Company.

Although the Company is not a separate tax paying entity, federal, state, and local tax expense is reflected in these financial statements as if it filed its own returns. Independently calculated tax expense or tax benefit is accounted for as a capital contribution or distribution, respectively. There are no temporary differences between the financial reporting and tax bases of assets and liabilities; accordingly, no deferred taxes have been provided as of December 31, 2020.

(k) New Accounting Pronouncements

Effective January 1, 2020, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") *Topic 326, Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company identified accounts receivables as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance using a modified retrospective approach by means of a cumulative-effect adjustment to the opening member's equity.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accounts receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2020 and recognized no cumulative effect adjustment upon adoption.

(2) Regulatory Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1.

The Company had regulatory net capital of $2,301,960 and a regulatory net capital requirement of $250,000 as of December 31, 2020. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.02 to 1 at December 31, 2020.

(3) Related Party Transactions

(a) Expenses

There were no amounts due to the Parent associated with the expense sharing agreement at December 31, 2020.

(b) Income Taxes

Income tax expense recorded was $9,864 for the year ended December 31, 2020.

(4) Fair Value Measurements

Accounting Standards Codification ("ASC") 820-10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined are as follows:

- Level 1 — observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.

- Level 2 — observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

- Level 3 — inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

At December 31, 2020 no investments were held by the Company.

(5) Income Taxes

The Company identified no material uncertain income tax positions in accordance with FASB ASC, No. 741-10, *Accounting for Uncertainty in Income Taxes*. If there were unrecognized income tax benefits, the Company's policy would be to recognize accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest or penalties for the year ended December 31, 2020, and does not have a balance of accrued interest and penalties as of December 31, 2020.

(5) Income Taxes (Continued)

From time to time, the Parent is subject to examination by various tax authorities in jurisdictions in which the Parent has significant business operations. As the Company is included in the consolidated tax return of CNDT, the Company is jointly and severally responsible for the income tax obligations of the consolidated group resulting from such examinations. The Company regularly assesses the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. As of December 31, 2020, the Company does not expect to make any significant payments as a result of any adjustment from the finalization of any such examinations. The tax years which remain subject to examination by major tax jurisdictions as of December 31, 2020, include 2017 through 2019.

(6) Concentrations

For the year ended December 31, 2020, the Company had two customers that accounted for approximately 95% of the Company's revenues.

(7) Contingencies

The worldwide outbreak of COVID-19, a novel coronavirus disease, that began in early 2020 has negatively affected economies, markets and individual companies throughout the world and has increased market volatility. Developments that disrupt global economies and financial markets may magnify factors that affect the Company's performance. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of this uncertainty. The ultimate impact of COVID-19 on the financial performance of the Company cannot be reasonably estimated at this time.

(8) Subsequent Events

In preparing the financial statements, the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through February 24, 2021, the date the financial statements were available for issuance.